EXHIBIT 11.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Offering Circular of Accredited Solutions, Inc. on Tier 2 of Regulation A of the United States Securities and Exchange Commission of our report dated July 15, 2024 which includes an explanatory paragraph as to Accredited Solutions, Inc.’s ability to continue as a going concern, relating to our audit of the consolidated balance sheet as of December 31, 2023, and the related consolidated statement of operations, stockholders’ deficit and cash flows for the year ended December 31, 2023.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

Houston, Texas
September 6, 2024